UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐   No ☒

Investor Relations PRESS RELEASE

Televisa Agrees to Sell its Equity Stake in Ocesa Entretenimiento, S.A. de C.V.

•	Televisa will exit the live entertainment business by selling a non-consolidated 40% equity participation in Ocesa

•	Televisa will receive as consideration MXN$5,206 million and a dividend of approximately MXN$350 million

•	This marks the third divestment of a non-core asset since Televisa announced its plans to focus on its core Content and Distribution operations.

Mexico City, July 24, 2019 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced today that Live Nation Entertainment, Inc. ("Live Nation") has agreed to purchase Televisa’s unconsolidated 40% equity participation in Ocesa Entretenimiento, S.A. de C.V. (“Ocesa”), a live entertainment company with operations in Mexico, Central America and Colombia.

In consideration for the sale, Televisa will receive MXN$5,206 million. On or before closing, Televisa also expects to receive a dividend of approximately MXN$350 million.

“We are very thankful to Alejandro Soberon Kuri and his team for many years of collaboration and leadership in the development of Ocesa, which has become one of the main participants in Mexico’s live entertainment industry,” said Bernardo Gómez and Alfonso de Angoitia, Co-Chief Executive Oﬃcers of Grupo Televisa. “We trust that Live Nation’s extensive expertise in the global live entertainment industry will be a great match to Ocesa’s solid and longstanding presence in the market.”

In 2018, Televisa initiated a process to divest its non-core assets to concentrate its resources on its Cable, Sky and Content divisions. The sale of Televisa’s unconsolidated 40% equity participation in Ocesa follows the announcements of the sales on July 17, 2019, of its 50% equity participation in Radiopolis, Televisa’s radio broadcasting operation, and on February 16, 2018, of its 19% stake in Spanish media group Imagina.

“The sale of these businesses is allowing us to place all our focus and capital on the expansion of our Cable operation, the development of Sky’s broadband business, and the strengthening of our Content business by increasing production values and expanding our revenue streams. These are the core businesses where we have scale and a unique competitive position,” said Mr. Gómez and Mr. de Angoitia.

The transaction is subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the sale by Corporación Interamericana de Entretenimiento, S.A.B. de C.V. to Live Nation of a portion of its stake in Ocesa.

About Grupo Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 75 countries through 26 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.

About Live Nation Entertainment

Live Nation Entertainment (NYSE:LYV)  is the world’s leading live entertainment company comprised of global market leaders: Ticketmaster, Live Nation Concerts and Live Nation Sponsorship.  For additional information, visit www.livenationentertainment.com.

About Corporacion Interamericana de Entretenimiento

Corporacion Interamericana de Entretenimiento (BMV: CIE) is a prominent player in the out-of-home entertainment industry in Latin America. The Company is a promoter and producer of concerts, music festivals, theater, as well as sports, family, and cultural events. CIE operates Centro Citibanamex, a convention and conference venue in Mexico City, as well as the El Salitre Magico amusement park in Colombia. Likewise, the Company produces corporate events for the public sector. CIE promotes and markets the Formula 1 Mexican Grand Prix.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations - www.televisair.com

Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Artemisa Padilla / Tel: (52 55) 5224 6360 / apadillagu@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 25, 2019	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel